Exhibit 99.1

XP INC.

(the “Company”)

NOTICE OF ANNUAL GENERAL MEETING OF THE COMPANY

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Company (the “AGM”) will be held at the offices of the Company located at Av. Chedid Jafet, 75 Torre Sul, 30th Floor, Vila Olímpia, São Paulo SP, 04551-065, Brazil, on October 1, 2021 at 10:00 a.m. (São Paulo time).

The AGM will be held at the offices of the Company in accordance with Cayman Islands law, but given the situation of COVID-19, and in light of potential public measures to contain the pandemic, we strongly encourage shareholders to submit a proxy or, if they wish to attend in person, to participate in the AGM in a virtual form. The details of how to participate virtually at the AGM are set out in the accompanying proxy card.

The AGM will be held for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1	That, as an Ordinary Resolution, the Company’s financial statements and the auditor’s report for the fiscal year ended December 31, 2020 (the “Financial Statements”) in the form presented at the AGM, be approved and ratified.

2	That, as an Ordinary Resolution, the Company’s management accounts for the fiscal year ended December 31, 2020 (the “Management Accounts”) in the form presented at the AGM, be approved and ratified.

3	That, as an Ordinary Resolution, Mr. Luiz Felipe Amaral Calabró be appointed as a director of the Company to serve in accordance with the memorandum and articles of association of the Company.

4	That, as an Ordinary Resolution, Mr. Guy Almeida Andrade be appointed as a director of the Company to serve in accordance with the memorandum and articles of association of the Company.

5	That, as an Ordinary Resolution, Mrs. Luciana Pires Dias be appointed as a director of the Company to serve in accordance with the memorandum and articles of association of the Company.

6	That, as an Ordinary Resolution, each of Guilherme Dias Fernandes Benchimol, Bruno Constantino Alexandre dos Santos, Bernardo Amaral Botelho, Geraldo José Carbone, Fabricio Cunha de Almeida, Gabriel Klas da Rocha Leal, Carlos Alberto Ferreira Filho, Martin Emiliano Escobari Lifchitz and Guilherme Sant’Anna Monteiro da Silva be reappointed as directors of the Company to serve in accordance with the memorandum and articles of association of the Company.

7	That, as a Special Resolution, the Company be and hereby is authorized to merge (the “Merger”) with XPart S.A. (the “Merging Company”), a company (sociedade anônima) incorporated in the Federative Republic of Brazil, so that the Company be the surviving company and all the undertaking, property and liabilities of the merging company vest in the surviving company by virtue of such merger pursuant to the provisions of Part XVI of the Companies Act, as amended (the “Statute”).

8	That, as a Special Resolution, the Plan of Merger, as required under Cayman law (the “Plan of Merger”) in the form presented at the AGM be and hereby is authorized, approved and confirmed in all respects.

9	That, as a Special Resolution, the Company be and hereby is authorized to enter into the Plan of Merger.

10	That, as a Special Resolution, the Protocol and Justification of Merger of XPart by the Company, as required under Brazilian law (the “Merger Protocol”) be authorized, approved and confirmed in all respects.

11	That, as a Special Resolution, the Company be authorized to enter into the Merger Protocol.

12	That, as a Special Resolution, the hiring of PricewaterhouseCoopers Auditores Independentes as a specialized company to prepare XPart’s Appraisal Report (as defined in resolution 13 below) be ratified and approved in all respects.

13	That, as a Special Resolution, the “Appraisal Report at Book Value” (the “Appraisal Report”) be authorized, approved and confirmed in all respects.

14	That, as an Ordinary Resolution, the Plan of Merger be executed by any one Director on behalf of the Company and any Director or Maples and Calder (Cayman) LLP, on behalf of Maples Corporate Services Limited, be authorized to submit the Plan of Merger, together with any supporting documentation, for registration to the Registrar of Companies of the Cayman Islands and that Maples and Calder (Cayman) LLP, on behalf of Maples Corporate Services Limited, be authorized to file the Effective Date Notice with the Registrar of Companies of the Cayman Islands and to make such additional filings or take such additional steps as they deem necessary in respect of the Merger.

15	That, as a Special Resolution, the Merger Protocol be executed by any one Director on behalf of the Company and any Director, together with any supporting documentation, for registration to the Brazilian Registrar of Companies and any one Director on behalf of the Company and any Director be authorized to file any notices with the Brazilian Registrar of Companies and to make such additional filings or take such additional steps as they deem necessary in respect of the Merger.

16	That, as a Special Resolution, all actions taken and any documents or agreements executed, signed or delivered prior to or after the date of the AGM by any Director or officer of the Company in connection with the transactions contemplated by the Merger be and are hereby approved, ratified and confirmed in all respects.

17	That, as a Special Resolution, the Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association (the “Amended and Restated Memorandum and Articles of Association”) in the form presented at the AGM.

Copies of the Financial Statements, the Management Accounts, the Plan of Merger, the Merger Protocol, the Appraisal Report and the Amended and Restated Memorandum and Articles of Association are available on the Company’s website at https://xpi.gcs-web.com/shareholder-meetings.

The Board of Directors of the Company (the “Board”) has fixed the close of business on September 1, 2021 as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of the AGM or any adjournment thereof. The holders of record of the Class A common shares and the Class B common shares of the Company as at the close of business on the Record Date are entitled to receive notice of and attend the AGM and any adjournment thereof. The Board recommends that shareholders of the Company vote “FOR” the resolutions at the AGM. Your vote is very important to the Company.

Whether or not you plan to attend the AGM, please promptly complete, date, sign and return the enclosed proxy card attached to this Notice.

By Order of the Board of Directors

/s/ Guilherme Dias Fernandes Benchimol
Name: Guilherme Dias Fernandes Benchimol
Title: Director
Dated: September 14, 2021

Registered Office:

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE AGM IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favor of the resolutions to be proposed at the AGM unless revoked prior to the AGM or the shareholder attends the AGM in person or executes a specific proxy.

3	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose, seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.

4	Each Class A Common Share shall entitle the holder to one (1) vote on all matters subject to a vote at general meetings of the Company, and each Class B Common Share shall entitle the holder to ten (10) votes on all matters subject to a vote at general meetings of the Company.

5	A shareholder holding more than one share entitled to attend and vote at the AGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

6	No business shall be transacted at the AGM unless a quorum is present. As set out in the articles of association of the Company, one or more shareholders holding not less than 75% in aggregate of the voting power of all shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, constitutes a quorum of the shareholders. No person shall be entitled to vote at the AGM unless he is registered as a shareholder of the Company on the record date for the AGM nor unless all calls or other sums presently payable by him in respect of such shares have been paid.

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